UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aeroflex Holding Corp.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

007767106

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007767106	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,195,250 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,195,250 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2011.

CUSIP No. 007767106	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Annex Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Annex Fund II, (AI) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Fund II, (AI) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Associates II-QP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Associates II-AI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,195,250 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,195,250 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CCG AV, L.L.C. - Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 11 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CCG AV, L.L.C. - Series C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 12 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CCG AV, L.L.C. - Series E
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 13 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CCG AV, L.L.C. - Series I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,195,250 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,195,250 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,195,250 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 84,789,180 shares outstanding as disclosed in Aeroflex Holding Corp.’s quarterly report on Form 10-Q filed with the Commission on February 9, 2011.

CUSIP No. 007767106	13G	Page 14 of 17 Pages

Item 1	(a)	Name of Issuer:

Aeroflex Holding Corp. (the “Company”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 35 South Service Road, P.O. Box 6022, Plainview, NY 11803.

Item 2	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Golden Gate Capital Investment Annex Fund II, L.P. (“Annex Fund II”), Golden Gate Capital Investment Annex Fund II, (AI) L.P. (“Annex Fund II (AI)”), Golden Gate Capital Investment Fund II, L.P. (“Fund II”), Golden Gate Capital Investment Fund II, (AI) L.P. (“Fund II (AI)”), Golden Gate Capital Associates II-QP, L.L.C. (“Associates II-QP”), Golden Gate Capital Associates II-AI, L.L.C. (“Associates II-AI”), Golden Gate Capital Management II, L.L.C. (“GGC Management II”), CCG AV, L.L.C. - Series A (“Series A”), CCG AV, L.L.C. - Series C (“Series C”), CCG AV, L.L.C. - Series E (“Series E”), CCG AV, L.L.C. - Series I (“Series I”) and Golden Gate Capital Management, L.L.C. (“GGC Management”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2011, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

Item 2	(c)	Citizenship:

Each Reporting Person is organized under the laws of the State of Delaware.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e)	CUSIP Number:

007767106

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 007767106	13G	Page 15 of 17 Pages

Item 4	Ownership:

(a)

Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 15,195,250 shares of Common Stock indirectly through their ownership in VGG Holding LLC (“VGG”). Annex Fund II, Annex Fund II (AI), Fund II, Fund II (AI), Associates II-QP, Associates II-AI, Series A, Series C, Series E and Series I collectively own approximately 25.8% of the Class A membership interests of VGG. The aggregate number of shares of Common Stock held by VGG is 65,000,000, or 76.7% of the total number of shares outstanding.

Annex Fund II, Annex Fund II (AI), Fund II, Fund II (AI), Associates II-QP and Associates II-AI each directly hold equity interests in VGG and are managed by GGC Management II. Series A, Series C, Series E and Series I each also directly hold equity interests in VGG are managed by GGC Management. GGC Management II and GGC Management are each controlled by their principal managing directors. As a result of these relationships, each of the Reporting Persons has shared voting and dispositive power with respect to the shares of Common Stock indirectly held through VGG. GGC Management and GGC Management II have sole voting and dispositive power with respect to the shares indirectly held through VGG.

As a result of the relationships described in this Schedule 13G, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock indirectly held through VGG. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any Reporting Person with respect to the shares of Common Stock indirectly held through VGG that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Percent of class: In the aggregate, the Reporting Persons beneficially own 15,195,250 shares of the Common Stock, or 17.9% of the total number of shares outstanding, by virtue of the 15,195,250 shares of Common Stock indirectly held through VGG.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii) shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

        VGG is a party to a Director Designation Agreement, dated as of November 24, 2010, by and between VGG and the Company (the “Director Designation Agreement”). The Director Designation Agreement provides VGG with the right to nominate individuals to the Company’s board of directors at each meeting of stockholders where directors are to be elected and, subject to limited exceptions, the Company is required to include in the slate of nominees recommended to its stockholders for election as directors the number of individuals designated by VGG as follows: (1) until such time as the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of its board of directors consist of independent directors, such number of individuals as are designated by VGG; and (2) during such time as (i) VGG owns less than a majority but at least one share of the Company’s outstanding common stock and (ii) the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of the Company’s board of directors consist of independent directors, four individuals designated by VGG. The Amended and Restated Limited Liability Company Agreement of VGG, dated as of August 15, 2007, as amended to date, by and among VGG and the other parties thereto (the “LLC Agreement”), provides that the Reporting Persons (collectively, “Golden Gate”) will have certain rights to select the individuals that VGG has the right to nominate under the Director Designation Agreement, as follows: (1) until such time as the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of its board of directors consist of independent directors, VGG is required to nominate to the Company’s board of directors each member of the board of managers of VGG appointed by Golden Gate; and (2) during such time as (i) VGG owns less than a majority but at least one share of the Company’s outstanding common stock and (ii) the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of its board of directors consist of independent directors, Golden Gate will have the right to select one nominee. The Director Designation Agreement and the LLC Agreement also provide certain other holders of equity interests of VGG with rights to nominate specified numbers of persons to the board of directors of the Company.

In addition, the LLC Agreement include provisions governing the rights and obligations of VGG and its equityholders.

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by any party to the LLC Agreement other than the Reporting Persons.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

GOLDEN GATE CAPITAL INVESTMENT FUND II, L.P.

GOLDEN GATE CAPITAL INVESTMENT ANNEX FUND II, L.P.

GOLDEN GATE CAPITAL INVESTMENT FUND II, (AI) L.P.

GOLDEN GATE CAPITAL INVESTMENT ANNEX FUND II, (AI) L.P.

GOLDEN GATE CAPITAL ASSOCIATES II-QP, L.L.C.

GOLDEN GATE CAPITAL ASSOCIATES II-AI, L.L.C.

By:	Golden Gate Capital Management II, L.L.C.
Its:	Authorized Representative

	By:	/s/ David C. Dominik
	Name:	David C. Dominik
	Its:	Principal Managing Director

CCG AV, L.L.C. - SERIES A

CCG AV, L.L.C. - SERIES C

CCG AV, L.L.C. - SERIES E

CCG AV, L.L.C. - SERIES I

By:	Golden Gate Capital Management, L.L.C.
Its:	Authorized Representative

	By:	/s/ David C. Dominik
	Name:	David C. Dominik
	Its:	Principal Managing Director

GOLDEN GATE CAPITAL MANAGEMENT, L.L.C.

GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ David C. Dominik
Name:	David C. Dominik
Its:	Principal Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Express, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2011

GOLDEN GATE CAPITAL INVESTMENT FUND II, L.P.

GOLDEN GATE CAPITAL INVESTMENT ANNEX FUND II, L.P.

GOLDEN GATE CAPITAL INVESTMENT FUND II, (AI) L.P.

GOLDEN GATE CAPITAL INVESTMENT ANNEX FUND II, (AI) L.P.

GOLDEN GATE CAPITAL ASSOCIATES II-QP, L.L.C.

GOLDEN GATE CAPITAL ASSOCIATES II-AI, L.L.C.

By:	Golden Gate Capital Management II, L.L.C.
Its:	Authorized Representative

	By:	/s/ David C. Dominik
	Name:	David C. Dominik
	Its:	Principal Managing Director

CCG AV, L.L.C. - SERIES A

CCG AV, L.L.C. - SERIES C

CCG AV, L.L.C. - SERIES E

CCG AV, L.L.C. - SERIES I

By:	Golden Gate Capital Management, L.L.C.
Its:	Authorized Representative

	By:	/s/ David C. Dominik
	Name:	David C. Dominik
	Its:	Principal Managing Director

GOLDEN GATE CAPITAL MANAGEMENT, L.L.C.

GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ David C. Dominik
Name:	David C. Dominik
Its:	Principal Managing Director